



SJ 05036092 1ISSION

VF3-8-05

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
FEB 2 8 2005
WASH. D.C.

SEC FILE NUMBER

8- 53711

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___

                                     MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Financial Group, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

607 Washington Street
(No. and Street)

| Reading | Pennsylvania | 19603 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. Durofchalk                                          610-478-2134
                                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomasi & Company, LLP
(Name – if individual, state last, first, middle name)

| 4641 Pottsville Pike, Suite F | Reading | Pennsylvania | 19605 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

3/11/05

## OATH OR AFFIRMATION

I, _____John M. Durofchalk_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Griffin Financial Group, LLC_____ , as of _____December 31_____ , 2004_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
NOTARIAL SEAL
TAMMY L. MILLER, Notary Public
City of Reading, Berks County
My Commission Expires Feb. 28, 2005
```

_____
Signature

Finop
_____
Title

_Tammy L. Miller_
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tomasi & Company LLP

Certified Public Accountants & Consultants

## INDEPENDENT AUDITORS' REPORT

To the Member
Griffin Financial Group, LLC
Reading, Pennsylvania

We have audited the accompanying statements of financial condition of Griffin Financial Group, LLC (the Company) as of December 31, 2004 and 2003, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Financial Group, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Tomasi & Company LLP*

February 17, 2005

# GRIFFIN FINANCIAL GROUP, LLC

## STATEMENTS OF FINANCIAL CONDITION

### ASSETS

|  | December 2004 | December 2003 |
|---|---|---|
| Cash | $ 708,353 | $ 1,165,363 |
| Receivable from clients | 75,000 | -0- |
| Advanced client expense | 89,809 | 39,187 |
| Prepaid expenses | 179,039 | -0- |
| Receivable from related party | -0- | 88,695 |
| **TOTAL ASSETS** | $ 1,052,201 | $ 1,293,245 |

### LIABILITIES AND MEMBER'S EQUITY

**LIABILITIES**

|  | 2004 | 2003 |
|---|---|---|
| Payable to related party | $ 99,925 | $ 73,591 |
| **MEMBER'S EQUITY** | 952,276 | 1,219,654 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 1,052,201 | $ 1,293,245 |

*The Accompanying Notes Are An Integral Part of These Financial Statements*

# GRIFFIN FINANCIAL GROUP, LLC

## STATEMENTS OF INCOME

|  | December | |
|  | **2004** | **2003** |
| --- | --- | --- |
| **REVENUES** | | |
| | | |
| Commissions | $ 3,287,647 | $ 3,157,203 |
| Interest income | 12,129 | 5,442 |
| **TOTAL REVENUES** | 3,299,776 | 3,162,645 |
| **EXPENSES** | | |
| | | |
| Employee and subcontracting compensation and related expenses | 2,499,716 | 2,122,441 |
| Referral fee | 20,000 | -0- |
| Seminars and continuing education | -0- | 170 |
| Professional dues and fees | 19,356 | 6,374 |
| Insurance | 16,122 | 582 |
| Capital stock tax | 10,800 | -0- |
| Client development | 1,050 | -0- |
| Bank fees | 110 | 175 |
| **TOTAL EXPENSES** | 2,567,154 | 2,129,742 |
| **NET INCOME** | $ 732,622 | $ 1,032,903 |

*The Accompanying Notes Are An Integral Part of These Financial Statements*

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

|  | December | |
| --- | --- | --- |
|  | 2004 | 2003 |
| BALANCE – Beginning of Year | $ 1,219,654 | $ 186,751 |
| Net income | 732,622 | 1,032,903 |
| Member distribution | (1,000,000) | -0- |
| BALANCE – End of Year | $ 952,276 | $ 1,219,654 |

## STATEMENTS OF CASH FLOWS

|  | December | |
|---|---|---|
|  | **2004** | **2003** |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 732,622 | $ 1,032,903 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) in Assets: | | |
| Receivable from clients | (75,000) | -0- |
| Advance client expense | (50,622) | (996) |
| Prepaid expenses | (179,039) | -0- |
| Receivable from related party | 88,695 | -0- |
| Increase in Liabilities: | | |
| Payable to related party | 26,334 | 30,689 |
| **Net Cash Provided by Operating Activities** | 542,990 | 1,062,596 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Member distribution | (1,000,000) | -0- |
| **NET INCREASE (DECREASE) IN CASH** | (457,010) | 1,062,596 |
| **CASH – Beginning of Year** | 1,165,363 | 102,767 |
| **CASH – End of Year** | $ 708,353 | $ 1,165,363 |

---

*The Accompanying Notes Are An Integral Part of These Financial Statements*

## NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Griffin Financial Group, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### Organization and Nature of Business

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Griffin Financial Group, LLC is formed as a single member Pennsylvania Limited Liability Company. Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual. The Company provides merger and acquisition related advisory services in an open market and is subject to SEC rule 17a-5 but operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC rule 15c3-1 (see Note 4).

### Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

### Cash and Cash Equivalents

All cash in bank accounts are considered cash and cash equivalents. The Company maintains its cash balances in one financial institution located in Reading, Pennsylvania. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time throughout the year and at year end, the cash balances exceed the insured limits.

### Revenue Recognition

The Company does not recognize revenue until a transaction is complete unless there is a stipulated non-refundable retainer as part of the arrangement letter with a client. Typically, there are no accounts receivable because Griffin Financial Group, LLC is paid its success fee or commission at closing or upon a qualifying event.

## NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Expenses

Primarily all expenses associated with the generation of income will be provided under a management agreement (see Note 2). All expenses except for payroll, consulting and related costs, various professional dues, taxes, if applicable, and continuing education are to be paid by Griffin Holdings Group, LLC as part of the agreement. Fees for payroll, consulting and related costs are to be paid to Griffin Holdings Group, LLC for such services.

### Concentration of Credit Risk

The Company's involvement with mergers and acquisitions is primarily in the northeastern section of the United States. Therefore, the national economy as well as the economy within this region could have an influence on the volume of fees generated by Griffin Financial Group, LLC. In the event the markets are slow, the company is dependent on its member, Griffin Holdings Group, LLC to contribute sufficient capital to satisfy operating costs and required levels of net capital.

## NOTE 2     MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Griffin Holdings Group, LLC is owned by Stevens & Lee, P.C., a Pennsylvania Professional Corporation. Griffin Holdings Group, LLC is a 100% owner of Griffin Financial Group, LLC. Griffin Holdings entered into a management agreement with Griffin Financial on September 1, 2001 to provide various services to Griffin Financial Group, LLC. Such services include, but are not limited to, personnel, administrative, all third party expenses and all other services as may be required by Griffin Financial to conduct its business. The agreement renews automatically on one-year renewal terms unless either party terminates the agreement as of any December 31$^{st}$ by giving the other party at least thirty days notice.

Employees performing services on behalf of Griffin Financial Group, LLC shall remain at all times employees of Griffin Holdings Group, LLC. Griffin Holdings Group or its affiliate remains responsible for the withholding and payment of all required federal, state and local taxes with respect to their employees. On a quarterly basis, Griffin Financial will reimburse Griffin Holdings for payroll and all related costs unless such reimbursement would cause a violation of Griffin Financial's net capital requirement (see Note 4). In that case, the parties agree that such reimbursement would be waived.

The amount of employee and subcontracting compensation and related expenses provided by Griffin Holdings Group, LLC and charged to operations was $2,499,716 in 2004 and $2,122,441 in 2003. In 2004, $2,490,491 was paid and $9,225 is reflected as a related party payable while in 2003, $2,088,929 was paid to Griffin Holdings and the remainder of $33,512 was classified as payable.

## NOTE 2    MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS (CONTINUED)

Griffin Holdings Group, LLC also agrees to reimburse out-of-pocket expenses incurred by Griffin Financial Group's personnel. These costs when billed are treated as advance client expense with a corresponding payable to Griffin Holdings and when collected will reimburse Griffin Holdings. From time to time collections on advances may occur, but subsequent reimbursements may not immediately follow. The net advance client expense and payable to related party at December 31, 2004 and 2003 was $891.

At December 31, 2004 and 2003, there is a related party receivable of $-0- and $88,695 and a corresponding payable of $99,925 and $73,591, respectively. The net loan balance fluctuates throughout the year, however, imputed interest is deemed to be immaterial to the financial statements and has not been reflected. Also, based on the management agreement, Griffin Financial is not obligated to reimburse client advances incurred by Griffin Holdings.

## NOTE 3    INCOME TAXES

The Company and its member has elected under the Internal Revenue Code to be a non-taxpaying entity for federal and state income tax purposes. In lieu of a company level tax the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

## NOTE 4    NET CAPITAL REQUIREMENTS

Griffin Financial Group, LLC is subjected to the Securities and Exchange Commission net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed is 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $862,467 and $1,165,363, which was $855,805 and $1,160,363 in excess of its required net capital of $6,662 and $5,000 in 2004 and 2003, respectively. The Company's aggregate indebtedness as of December 31, 2004 was $99,925 and $-0- as of December 31, 2003 and has met the ratio requirement referred to above.

# SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

|  | December | |
|  | 2004 | 2003 |
| --- | --- | --- |
| TOTAL ASSETS | $ 1,052,201 | $ 1,293,245 |
| TOTAL LIABILITIES | 99,925 | 73,591 |
| NET WORTH | 952,276 | 1,219,654 |
| SUBORDINATED LOANS | -0- | -0- |
| ADJUSTED NET WORTH | 952,276 | 1,219,654 |
| LESS NET NON-ALLOWABLE ASSETS | 89,809 | 54,291 |
| CURRENT CAPITAL | 862,467 | 1,165,363 |
| LESS HAIRCUTS | -0- | -0- |
| NET CAPITAL | 862,467 | 1,165,363 |
| REQUIRED NET CAPITAL | 6,662 | 5,000 |
| EXCESS NET CAPITAL | $ 855,805 | $ 1,160,363 |
| AGGREGATE INDEBTEDNESS | $ 99,925 | $ -0- |
| AGGREGATE INDEBTEDNESS TO NET CAPITAL | .12 | -0- |

*The Accompanying Notes Are An Integral Part of These Financial Statements*

# GRIFFIN FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION – (SCHEDULE I CONTINUED)

|  | December 2004 |
|---|---|
| **RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)** | |
| Net Capital, as reported in Company's Part II (unaudited) FOCUS report | $ 608,432 |
| Non allowable assets underreported as an error | (4) |
| Audit adjustment to record client receivable | 75,000 |
| Audit adjustment to reclassify expenses to prepaid | 179,039 |
| Net Capital Per Above | $ 862,467 |

For 2003, there are no material differences between the Company's computation and audited members.

*The Accompanying Notes Are An Integral Part of These Financial Statements*

INTERNAL CONTROL



**Tomasi & Company LLP**

Certified Public Accountants & Consultants

To the Member
Griffin Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Griffin Financial Group, LLC (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Tomasi & Company LLP*

February 17, 2005